
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 9, 2021

Melissa Cougle
Chief Financial Officer
Frank's International N.V.
Mastenmakersweg
1786 PB Den Helder
The Netherlands

 Re: Frank's International N.V.
 Amendment No. 2 to Registration Statement on Form S-4
 Filed June 22, 2021
 File No. 333-255496

Dear Ms. Cougle:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Exhibit 5.1, page 2

1. Please have counsel revise its legal opinion to quantify the securities being registered under the registration statement, opine as to the due authorization of the replacement warrants, and remove the assumptions in clauses d., e. and g. of the legal opinion. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Material U.S. Federal Income Tax Consequences to the Frank's Shareholders as a Result of the Merger, page 96

2.   We note your response to prior comment 1. Please revise to state clearly whether the transaction will qualify as a reorganization within the meaning of Section 368(a) of the Code, and include a tax opinion from counsel supporting this conclusion as appropriate. See Item 4(a)(6) of Form S-4, and Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19. In that regard, we note that the registration statement constitutes a prospectus of Frank's under the Securities Act with respect to the shares of Frank's common stock to be issued to Expro shareholders in connection with the merger.

     You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Myra Moosariparambil, Staff Accountant, at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Michael S. Telle